LISA W. CORNEHL

SENIOR VICE PRESIDENT, CHIEF LEGAL OFFICER

December 9, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Attention: Robert Arzonetti

Re: First American Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 21, 2024

Response Dated September 20, 2024

File No. 001-34580

Dear Mr. Arzonetti :

We are in receipt of your comment letter dated November 7, 2024. Please see our response below.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 1C. Cybersecurity, page 23

1. We note your Chief Information Security Officer (CISO) is responsible for developing and implementing your information security program. We also note the

Information Security Oversight Committee (ISO) “oversees [your] cybersecurity program from a management perspective.” We also note that you describe the relevant expertise of your CISO but not of the other members of the ISO. Please revise future filings to discuss the relevant expertise of such members of senior management as required by Item 106(c)(2)(i) of Regulation S-K.

Response:

We acknowledge the comment and plan to add the additional information in future filings.

If you have any questions concerning the foregoing, please do not hesitate to contact me at (714) 250-3000.

Sincerely,

/s/ Lisa W. Cornehl

Lisa W. Cornehl

1 First American Way, Santa Ana, CA 92707

TEL 714.250.3000

LCornehl@firstam.com ▼ www.firstam.com